FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By	/S/ FUJIO OKADA
Fujio Okada
Associate Senior Vice President

Date: March 24, 2008

(Translation)

March 24, 2008

NEC Corporation
Kaoru Yano, President
(Tokyo Stock Exchange, 1st Section;
Code Number 6701)
Contacts:	Makoto Miyakawa
Corporate Communications Division
+81-3-3798-6511

NEC Announces Representative Director Change

Tokyo, March 24, 2008 - NEC Corporation today announced the following Representative Director change.

1.	Name and Title of newly appointed Representative Directors

Name	Title	Effective Date
Botaro Hirosaki	Senior Executive Vice President and Member of the Board (Representative Director) (before) Executive Vice President and Member of the Board
April 1, 2008
Masatoshi Aizawa	Senior Executive Vice President and Member of the Board (Representative Director) (before) Executive Vice President and Member of the Board

Please see attachment for brief biographies of the newly appointed Representative Directors.

2.	Name and Title of the retiring Representative Directors

Name	Title	Effective Date
Hajime Sasaki	Chairman of the Board (before) Chairman of the Board (Representative Director)	June, 2008 (Date of 170th Ordinary General Meeting of Shareholders)

Kazumasa Fujie	Executive Advisor (before) Senior Executive Vice President and Member of the Board (Representative Director)

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “targets,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) global economic conditions and general economic conditions in NEC’s markets, (ii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iii) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (iv) NEC’s ability to expand into foreign markets, such as China, (v) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vi) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, (vii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar, (viii) impact of NEC’s announcement that its previously issued financial statements may not be relied upon and inability to prepare the financial statements for inclusion in the 2006 Form 20-F and to restate historical financial statements, and (ix) uncertainty relating to the ongoing informal inquiry by the SEC. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

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Brief Biography of the newly appointed Representative Directors

Name	Brief Biography
Botaro Hirosaki	Apr, 1970	Joined NEC Corporation

	Dec, 2000	Executive General Manager, Optical Network Operations Unit, NEC Networks Company

	Jun, 2001	Associate Senior Vice President and Executive General Manager, Optical Network Operations Unit, NEC Networks Company

	Apr, 2003	Associate Senior Vice President and Executive General Manager, Intellectual Asset Operations Unit

	Apr, 2004	Senior Vice President and Executive General Manager, Intellectual Asset Operations Unit

	Apr, 2006	Executive Senior Vice President

	Jul, 2007	Executive Senior Vice President and Member of the Board

Masatoshi Aizawa	Jun, 1972	Joined NEC Corporation

	May, 2001	Executive General Manager, Mission Critical Systems Operations Unit, NEC Solutions Company

	Apr, 2002	Associate Senior Vice President and Executive General Manager, Mission Critical Systems Operations Unit, NEC Solutions Company

	Apr, 2003	Associate Senior Vice President

	Apr, 2004	Senior Vice President

	Apr, 2006	Executive Senior Vice President

	Jul, 2006	Executive Senior Vice President and Member of the Board